UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

The Neptune Society, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

640776 30 8
(CUSIP Number)

Morris Orens, Esq. Dechert LLP 30 Rockefeller Plaza New York, New York 10174 212-649-8727
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [   ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 640776 30 8

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

BG CAPITAL GROUP LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]

3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION BAHAMAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,360,589
	8	SHARED VOTING POWER N/A
	9	SOLE DISPOSITIVE POWER 5,360,589
	10	SHARED DISPOSITIVE POWER N/A
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,360,589
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 82.14%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

*

The percent of class represented by the aggregate amount of shares beneficially owned by such Reporting Person was calculated based on the number of outstanding shares of Issuer Common Stock as of November 12, 2004 reported on Issuer's Quarterly Report on Form 10-QSB for the period ended September 30, 2004 (not including as outstanding for such purpose shares of Common Stock repurchased by the Issuer as reported on the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on February 8, 2005).

SCHEDULE 13D
CUSIP No. 640776 30 8
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

BROOKLYN HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]

3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEVIS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 250,000
	8	SHARED VOTING POWER N/A
	9	SOLE DISPOSITIVE POWER 250,000
	10	SHARED DISPOSITIVE POWER N/A
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 250,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.83%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*

The percent of class represented by the aggregate amount of shares beneficially owned by such Reporting Person was calculated based on the number of outstanding shares of Issuer Common Stock as of November 12, 2004 reported on Issuer's Quarterly Report on Form 10-QSB for the period ended September 30, 2004 (not including as outstanding for such purpose shares of Common Stock repurchased by the Issuer as reported on the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on February 8, 2005).

SCHEDULE 13D
CUSIP No. 640776 30 8

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

ROBERT GENOVESE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]

3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,610,589
	8	SHARED VOTING POWER N/A
	9	SOLE DISPOSITIVE POWER 5,610,589
	10	SHARED DISPOSITIVE POWER N/A
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,610,589
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 85.97%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	The percent of class represented by the aggregate amount of shares beneficially owned by such Reporting Person was calculated based on the number of outstanding shares of Issuer Common Stock as of November 12, 2004 reported on Issuer's Quarterly Report on Form 10-QSB for the period ended September 30, 2004 (not including as outstanding for such purpose shares of Common Stock repurchased by the Issuer as reported on the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on February 8, 2005).

SCHEDULE 13D

ITEM 1.	SECURITY AND ISSUER.

This Amendment No. 2 to Statement on Schedule 13D (this "Amendment") amends and supplements the Statement of Schedule 13D filed with the Securities and Exchange Commission on May 19, 2004 (the "Original Statement"), Amendment No.1 thereto filed on October 12, 2004 (as so amended and, as amended by this Amendment, the "Statement"), on behalf of BG Capital Group Ltd., a Bahamas corporation ("BG Capital"), Brooklyn Holdings LLC, a Nevis limited liability company ("Brooklyn Holdings"), and Robert Genovese ("Genovese", and together with BG Capital and Brooklyn Holdings, the "Reporting Persons"), relates to the common stock, $.001 par value per share (the "Common Stock") of The Neptune Company, Inc., a Florida corporation (the "Issuer").

According to the Issuer's Quarterly Report on Form 10-QSB for the period ended September 30, 2004 and Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 8, 2005, the number of outstanding shares of Issuer Common Stock as of February 2, 2005 was 6,525,820 shares. The address of the principal executive offices of the Issuer is 4312 Woodman Avenue, Third Floor, Sherman Oaks, California 91423.

ITEM 2.	IDENTITY AND BACKGROUND.
No material changes to this Item 2.
ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On February 2, 2005, pursuant to a Share Purchase Agreement dated as of February 2, 2005 between BG Capital and CapEx, L.P., a Delaware limited partnership ("CapEx"), CapEx conveyed 751,120 shares of Common Stock for an aggregate price of $2,215,414.49 (the "CapEx Share Purchase Agreement"). The source of the funds used by BG Capital to effect such purchase was BG Capital's working capital.

On February 2, 2005, pursuant to a Share Purchase Agreement dated as of February 2, 2005 among BG Capital, Bow River Capital Fund LP, a Delaware limited partnership ("BRCF") and Bow River Capital Fund II LP, a Delaware limited partnership ("BRCF II"), BRCF and BRCF II conveyed an aggregate amount of 238,615 shares of Common Stock for an aggregate price of $703,790.51 (the "BRCF Share Purchase Agreement"). The source of the funds used by BG Capital to effect such purchase was BG Capital's working capital.

A copy of each of the CapEx Share Purchase Agreement and the BRCF Share Purchase Agreement are attached hereto as Exhibits.

Further, on February 2, 2005, Issuer entered into a Loan Agreement with Brooklyn Holdings relating to a loan to Issuer in the principal amount of $3,000,000 (the "Loan Agreement"). The proceeds of the loan were used for general working capital and/or to make payments under that certain Separation and Release Agreement dated February 2, 2005 among the Marco Markin, Karla Markin and 570421 B.C. Ltd., Issuer and certain subsidiaries of Issuer party thereto ("Separation Agreement"). Payments made pursuant to the Separation Agreement included payments of an aggregate price of approximately $999,000 to Marco Markin and Karla Markin for the repurchase of 231,125 shares of Issuer Common Stock and options held by Marco Markin exercisable to acquire an additional 150,000 shares of Issuer Common Stock at $0.65 per share, and payment of approximately $1,603,076 made to 570421 B.C. Ltd. for the repurchase of 307,692 shares of Issuer Common Stock and 307,692 warrants exercisable to acquire an additional 307,692 shares of Issuer Common Stock at $0.79 per share. The terms of the Loan Agreement and Separation Agreement are more fully disclosed on the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on February 8, 2005.

A copy of each of the Loan Agreement and the Separation Agreement is attached as Exhibit 10.1 and Exhibit 10.2, respectively, to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on February 8, 2005 and is incorporated herein by reference.

ITEM 4.	PURPOSE OF TRANSACTION.

The following information supplements and amends the disclosure previously contained in Item 4 of the Schedule 13D previously filed by the Reporting Persons to include the following:

The purpose of the transactions was to increase the Reporting Persons ownership interest in the Issuer.

The Reporting Persons are considering whether to make a proposal to acquire substantially all of the assets of the Issuer. The terms of such proposal have not been determined and are dependent on various factors, including income taxes, which have not yet been fully analyzed. The Reporting Persons currently do not intend to cause the Issuer to be liquidated following such transaction, if such transaction is consummated.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

The following information supplements and amends the information contained in the Schedule 13D previously filed by Reporting Persons:

(a) and (b) Based in the Issuer's Quarterly Report on Form 10-QSB for the period ended September 30, 2004 filed with the Securities and Exchange Commission on November 15, 2004 and Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 8, 2005, the number of outstanding shares of Issuer Common Stock as of February 2, 2005 was 6,525,820 shares. The Reporting Persons own an aggregate of 5,610,589 shares of Common Stock or approximately 85.97% of the outstanding shares of Common Stock.*  Genovese, as the sole stockholder of BG Capital and the sole member of Brooklyn Holdings, has the sole power to vote or direct the disposition of such shares.

	(c)	The information contained in Item 3. is incorporated herein by reference.
	(d)	Not applicable.
	(e)	Not applicable.
ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The following information supplements and amends the information contained in the Schedule 13D previously filed by the Reporting Persons:

The information contained in Item 3. hereof, including the exhibits referenced therein, is hereby incorporated by reference.

*	The percent of class represented by the aggregate amount of shares beneficially owned by such Reporting Person was calculated based on the number of outstanding shares of Issuer Common Stock as of November 12, 2004 reported on Issuer's Quarterly Report on Form 10-QSB for the period ended September 30, 2004 (not including as outstanding for such purpose shares of Common Stock repurchased by the Issuer as reported on the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on February 8, 2005).

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.
(1)	Agreement of Joint Filing, dated February 17, 2005 between BG Capital, Brooklyn Holdings and Robert Genovese.
(2)	Share Purchase Agreement dated as of February 2, 2005 between BG Capital and CapEx, L.P., a Delaware limited partnership.
(3)	Share Purchase Agreement dated as of February 2, 2005 among BG Capital, Bow River Capital Fund LP, a Delaware limited partnership ("BRCF") and Bow River Capital Fund II LP, a Delaware limited partnership.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2005	BG CAPITAL GROUP LTD.

By: /s/ Robert Genovese
Robert Genovese President

BROOKLYN HOLDINGS LLC

By: /s/ Robert Genovese Robert Genovese Sole Member

By: /s/ Robert Genovese Robert Genovese